Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881
Commission File No. for Registration Statement on Form F-4 filed by
Natura &Co Holding S.A.: 333-233910

The following communication was made available to certain personnel of Avon Products, Inc. (“Avon”) on October 4, 2019.

To: Avon Associates Worldwide
From: Jan Zijderveld, CEO

Hi team,

Last week we had a great discussion on the 2020 Open Up Avon Strategy. Every market and function presented their plans for next year, including the financial metrics and business levers we need to achieve our top and bottom line growth.

This week, we are building on this with the Management Committee in Suffern, the home of Avon and location of our world-class R&D facility. We are spending time aligning on how we drive speed, scale and impact to execute and deliver against our Open Up Strategy.

I am confident that as everyone returns to the markets, we will have laser focus on operationalising our key initiatives and accelerating progress into 2020.

In addition we work towards our planned combination with Natura &Co, we are building out our integration plan and starting to get to know the Natura &Co team, their brands and their products and to introduce them to Avon.

While in Suffern, we had the opportunity to spend time with Roberto De Oliveira Marques, Executive Chairman, Natura &Co and some of his leadership team.

Over the upcoming months, we have invited Natura &Co. to visit a few of our markets to learn more about Avon and meet our amazing teams. At this time, the process is moving along well and we believe that the timeline for deal closure remains early 2020.

As we move forward, we’ll keep you updated and, in the meantime, you can find updated FAQs on Inside Avon.

Meanwhile, we have the largest and most important fourth quarter ahead of us. We are making great progress across many of our key strategic initiatives and it’s important that we maintain our focus on delivering 2019 and continuing to Open Up Avon.

Thank you for your continued commitment and hard work as we close out the year.

Jan

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this communication that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon (“we” or “us”) and Natura &Co Holding S.A. (“Natura &Co Holding” and, together with Natura Cosméticos S.A., “Natura &Co”); our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission (“SEC”), including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the proxy statement/prospectus included in the registration statement on Form F-4 (Reg. No. 333-233910) filed by Natura &Co Holding with the SEC on September 24, 2019, and declared effective by the SEC on September 27, 2019, and any amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers are set forth in the proxy statement/prospectus included in the registration statement on Form F-4 (Reg. No. 333-233910) filed by Natura &Co Holding with the SEC on September 24, 2019, and declared effective by the SEC on September 27, 2019, and any amendments thereto, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus included in the registration statement on Form F-4 (Reg. No. 333-233910) filed by Natura &Co Holding with the SEC on September 24, 2019 and declared effective by the SEC on September 27, 2019, and any amendments thereto, and may be included in other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co has filed with the SEC on September 24, 2019 a registration statement on Form F-4 (Reg. No. 333-233910) that includes a proxy statement/prospectus for Avon’s shareholders. The registration statement was declared effective by the SEC on September 27, 2019. Avon will commence mailing the definitive proxy statement/prospectus to its shareholders, and Avon and Natura &Co may file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and any amendments thereto and other relevant materials and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and any amendments thereto from Natura &Co by going to www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.